UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ______)*
Palm, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
696643105

(CUSIP Number)
Fred Anderson
Elevation Partners, L.P.
2800 Sand Hill Road, Suite 160
Menlo Park, CA 94025
(650) 687-6700

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 24, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	696643105

1	Names of Reporting Persons. Elevation Partners, L.P. I.R.S. Identification Nos. of above persons (entities only): Not Required.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

	Delaware

	7	Sole Voting Power

Number of		38,223,176

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		38,223,176

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	38,223,176

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)

	26.72%

14	Type of Reporting Persons (See Instructions)

	PN

CUSIP No.	696643105

1	Names of Reporting Persons. Elevation Associates, L.P. I.R.S. Identification Nos. of above persons (entities only): Not Required.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		38,223,176*

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		38,223,176*

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

38,223,176*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)

26.72%

14	Type of Reporting Persons (See Instructions)

PN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	Names of Reporting Persons. Elevation Associates, LLC I.R.S. Identification Nos. of above persons (entities only): Not Required.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		38,223,176*

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		38,223,176*

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

38,223,176*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)

26.72%

14	Type of Reporting Persons (See Instructions)

OO
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	Names of Reporting Persons. Elevation Employee Side Fund, LLC I.R.S. Identification Nos. of above persons (entities only): Not Required.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

	Delaware

	7	Sole Voting Power

Number of		12,118

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		12,118

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	12,118

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)

	0.01%

14	Type of Reporting Persons (See Instructions)

	OO

CUSIP No.	696643105

1	Names of Reporting Persons. Elevation Management, LLC I.R.S. Identification Nos. of above persons (entities only): Not Required.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		12,118*

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		12,118*

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

12,118*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)

0.01%

14	Type of Reporting Persons (See Instructions)

OO
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	Names of Reporting Persons. Fred Anderson I.R.S. Identification Nos. of above persons (entities only): Not Required.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		38,235,294*

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

38,235,294*

11	Aggregate Amount Beneficially Owned by Each Reporting Person

38,235,294*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)

26.72%

14	Type of Reporting Persons (See Instructions)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	Names of Reporting Persons. Marc Bodnick I.R.S. Identification Nos. of above persons (entities only): Not Required.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		38,235,294*

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

38,235,294*

11	Aggregate Amount Beneficially Owned by Each Reporting Person

325,000*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)

26.72%

14	Type of Reporting Persons (See Instructions)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	Names of Reporting Persons. Paul Hewson I.R.S. Identification Nos. of above persons (entities only): Not Required.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

Ireland

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		38,235,294*

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

38,235,294*

11	Aggregate Amount Beneficially Owned by Each Reporting Person

38,235,294*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)

26.72%

14	Type of Reporting Persons (See Instructions)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	Names of Reporting Persons. Roger McNamee I.R.S. Identification Nos. of above persons (entities only): Not Required.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power

Number of		10,467 **

Shares	8	Shared Voting Power
Beneficially
Owned by		38,235,294*

Each	9	Sole Dispositive Power
Reporting
Person		10,467 **

With	10	Shared Dispositive Power

38,235,294*

11	Aggregate Amount Beneficially Owned by Each Reporting Person

38,245,761

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)

26.72%

14	Type of Reporting Persons (See Instructions)

IN
*   The Reporting Person disclaims beneficial ownership of 38,235,294 of such shares as described under Item 5.
** The Reporting Person and Ann K. McNamee hold these shares as trustees of the McNamee Trust U/T/A/D 3/27/1996.

CUSIP No.	696643105

1	Names of Reporting Persons. Bret Pearlman I.R.S. Identification Nos. of above persons (entities only): Not Required.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		38,235,294*

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

38,235,294*

11	Aggregate Amount Beneficially Owned by Each Reporting Person

38,235,294*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)

26.72%

14	Type of Reporting Persons (See Instructions)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

Item 1. Security and Issuer
          This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Palm, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 950 West Maude, Sunnyvale, California 94085.
Item 2. Identity and Background
          This statement is being filed by (i) Elevation Partners, L.P. (“Elevation”), which is a Delaware limited partnership, (ii) Elevation Associates, L.P. (“Elevation GP”), which is a Delaware limited partnership, (iii) Elevation Associates, LLC (“Elevation LLC”), which is a Delaware limited liability company, (iv) Elevation Employee Side Fund, LLC (“Side Fund”), which is a Delaware limited liability company, (v) Elevation Management, LLC (“Elevation Management”), which is a Delaware limited liability company, (vi) Mr. Fred Anderson, (vii) Mr. Marc Bodnick, (viii) Mr. Paul Hewson, (ix) Mr. Roger McNamee and (x) Mr. Bret Pearlman (all of the foregoing, the “Reporting Persons”). The principal office of each of the Reporting Persons is 2800 Sand Hill Road, Suite 160, Menlo Park, California 94025.
          The principal business of Elevation is to invest in companies.
          The principal business of Elevation GP is to serve as the general partner of Elevation and to manage investments in companies through other partnerships and limited liability companies.
          The principal business of Elevation LLC is to serve as the general partner of Elevation GP and to manage investments in companies through partnerships and other limited liability companies.
          The principal business of Side Fund is to invest in companies.
          The principal business of Elevation Management is to serve as the managing member of Side Fund and to manage investments in companies through partnerships and other limited liability companies.
          The managers of each of Elevation LLC and Elevation Management are Messrs. Anderson, Bodnick, Hewson, McNamee and Pearlman (collectively, the “Managers”). Messrs. Anderson, Bodnick, McNamee and Pearlman are United States citizens. The present principal occupation of Messrs. Anderson, Bodnick, McNamee and Pearlman is serving as a manager of Elevation LLC and its affiliated entities. Mr. Hewson, who is also known as Bono, is a citizen of Ireland. The present principal occupation of Mr. Hewson is serving as the lead singer of the musical group U2.
          None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
          The aggregate funds used in connection with the purchase (the “Closing”) of the Series B Preferred Stock (as defined in Item 4) were $325,000,000. These funds were provided from general funds available to the Reporting Persons, including capital contributions from their investors.
Item 4. Purpose of Transaction
Preferred Stock Purchase Agreement and Agreement and Plan of Merger
          On June 1, 2007, Elevation entered into a Preferred Stock Purchase Agreement and Agreement and Plan of Merger (the “Purchase Agreement”) with the Issuer, pursuant to which on October 24, 2007 (i) Elevation purchased from the Issuer 324,897 shares of the Issuer’s Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), and (ii) Side Fund purchased 103 shares of Series B Preferred Stock, in each case at a purchase price of $1,000 per share. Elevation and Side Fund are referred to together as the “Purchasers.”
          Pursuant to the terms of the Purchase Agreement, Elevation and the Issuer made representations and warranties regarding matters that are customarily included in investments of this nature. At the Closing, the Issuer reimbursed Elevation for certain expenses and directly paid for certain other expenses incurred by it.
Certificate of Designation: Terms of the Series B Preferred Stock
          Pursuant to the terms of a certificate of designation (the “Certificate of Designation”) with respect to the Series B Preferred Stock, the shares of Series B Preferred Stock purchased by the Purchasers from the Issuer have an initial aggregate liquidation preference equal to the greater of (i) of the original purchase price per share, plus all accrued and unpaid dividends (as adjusted for subsequent stock splits, combinations and similar events, the “Regular Liquidation Preference”) and (ii) an amount equal to the amount the holders of the Series B Preferred Stock would have received upon liquidation had such holders converted their shares of Series B Preferred Stock into shares of Common Stock immediately prior thereto. , and, at the holder’s option, are convertible into Common Stock, in whole or in part.
          The holders of the Series B Preferred Stock have the option at any time to convert all or any portion of their Series B Preferred Stock into Common Stock at a rate determined by dividing the aggregate Regular Liquidation Preference of the shares to be so converted by the conversion price then in effect (the “Series B Conversion Price”). The Series B Conversion Price is initially $8.50 and is subject to adjustments upon certain events. During the period commencing three years after the issuance of the Series B Preferred Stock, the Issuer has the right to deliver notice requiring conversion of the Series B Preferred Stock into Common Stock if (i) the average closing price per share of Common Stock during the 30 consecutive trading days ending the trading day prior to the business day on which the notice is delivered and (ii) the closing price for the Common Stock for at least 20 of such 30 consecutive trading days, including the last 15 trading days of such 30 day period, is at least 180% of the Series B Conversion Price then in effect.
          Seven years after the issuance of the Series B Preferred Stock, the Issuer will be required to mandatorily redeem all of the then outstanding Series B Preferred Stock at a price equal to the Regular Liquidation Preference. In addition, in the event of certain types of change of control transactions, as further detailed in the Certificate of Designation, the Issuer may at its option redeem all of the outstanding shares of Series B Preferred Stock for an amount equal to 101% of the Regular Liquidation Preference.
          In the event of a change of control transaction in which neither Elevation nor any of Elevation’s affiliates are the acquiror or otherwise a constituent party, the Issuer is required to make an offer to repurchase all of the outstanding shares of Series B Preferred Stock for total cash consideration equal to 101% of the Regular Liquidation Preference or, at the option of the Issuer and subject to certain conditions as further detailed in the Certificate of Designation, for consideration in shares of common stock of the acquirer having an aggregate market value equal to 105% of the Regular Liquidation Preference.
          In the event that the Board of Directors of the Issuer (the “Board”) declares dividends payable on the Common Stock, the holders of Series B Preferred Stock have the right to receive dividends in an amount equal to the amount of any dividends with respect to such shares of Series B Preferred Stock on an as-converted-to-Common Stock basis. In addition, in the event of certain breaches by the Issuer of the Certificate of Designation, as detailed in the Certificate of Designation, dividends with respect to the Series B Preferred Stock will accrue and cumulate at a rate equal to the prime rate of JP Morgan Chase Bank N.A. plus 4%, multiplied by the original purchase price per share plus any accrued and unpaid dividends (as adjusted for subsequent stock splits, combinations and similar events).
          The Series B Preferred Stock ranks senior to the Common Stock and the Series A Participating Preferred Stock, par value $0.001 per share, of the Issuer with respect to liquidation payments and dividends. The holders of Series B Preferred Stock vote as a single class with Common Stock on an as-converted basis on any matter to come before the stockholders of the Issuer (subject to certain exceptions) and in addition vote separately as a class with respect to the following matters: (1) any increase or decrease in the authorized amount of shares of Series B Preferred Stock; (2) any issuance of additional shares of Series B Preferred Stock; (3) any change to the preferences, rights or privileges of the Series B Preferred Stock in any manner adverse thereto to the holders thereof; (4) subject to certain exceptions, any authorization, creation or issuance of any equity securities that rank on parity with or senior to the Series B Preferred Stock or debt of the Issuer that is convertible into equity securities that rank on parity with or senior to the Series B Preferred Stock or (5) any agreement to do any of the foregoing.
          The holders of Series B Preferred Stock are not entitled to vote for the election of directors to the Board other than “Series B Directors”. The number of Series B Directors (if any) shall equal the product of (i) the number of directors on the Board multiplied by (ii) the percentage of the aggregate amount of Common Stock held by the Issuer on an as-converted basis (the “Series B Director Entitlement”).
Stockholders Agreement
          In connection with the Closing, the Purchasers entered into a Stockholders Agreement (the “Stockholders Agreement”) with the Issuer. Pursuant to the terms of the Stockholders Agreement, the Board will initially be comprised of nine directors. So long as the Series B Director Entitlement is greater than zero, Elevation has the right to designate or appoint, as applicable, a number of directors equal to the Series B Director Entitlement to the Board. The Purchasers will be required to vote their shares in the manner recommended by the Board with respect to the election or removal of directors, other than any directors designated or nominated by Elevation. The Purchasers are also subject to a standstill agreement with respect to future acquisitions and voting of securities of the Issuer, tender offers, business combinations and other significant transactions. The Purchasers are also entitled to certain information rights.
          Subject to certain exceptions, upon a proposed issuance by the Issuer of new capital stock, which is to be sold by the Issuer at a price below market, the Purchasers have the right to purchase a pro rata portion of such new capital stock based on the Purchasers’ percentage ownership of the total number of fully diluted shares of common stock then outstanding. Except for certain limited transfers to permitted transferees, the Purchasers agreed not to transfer their shares of Series B Preferred Stock or shares of Common Stock issuable upon conversion of the Series B Preferred Stock until the eighteen month anniversary of the Closing and thereafter only in a registered public offering or pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”).
Registration Rights Agreement
          In connection with the Closing, the Issuer entered into a registration rights agreement, dated as of October 24, 2007, with the Purchasers (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Purchasers have certain demand, including pursuant to a shelf registration, and piggyback registration rights to cause the Issuer to register under the Securities Act the sale of Common Stock into which the shares of Series B Preferred Stock are convertible.
          The description of the terms and conditions of the Purchase Agreement, the Certificate of Designation, the Stockholders Agreement and the Registration Rights Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement attached hereto as Exhibit 3, the Certificate of Designation attached hereto as Exhibit 4, the Stockholders Agreement attached hereto as Exhibit 5 and the Registration Rights Agreement attached hereto as Exhibit 6, each of which is incorporated by reference.
          The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Subject to the agreements described above, the Reporting Persons may decide to increase or decrease their investment in the Issuer depending on the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.
          Other than described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described above, the Reporting Persons reserve the right to develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and the directors designated by Elevation may have influence over the corporate activities of the Issuer, including activities that may relate to the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
          (a), (b) The following disclosure assumes that there are 104,845,178 shares of Common Stock outstanding as of September 28, 2007, which figure is based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2007 and filed on October 9, 2007. As of the date of filing of this Schedule 13D, none of the Reporting Persons owned any other shares of Common Stock, except for Mr. McNamee, who beneficially owned 10,467 shares of Common Stock as of such date through a trust.
          Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Elevation may be deemed to beneficially own 38,223,176 shares of Common Stock, which is subject to issuance upon conversion of the Series B Preferred Stock acquired. The 38,223,176 shares of Common Stock issuable upon conversion of the Series B Preferred Stock would, as of September 28, 2007, constitute approximately 26.72% of the Common Stock outstanding upon such conversion.
          Pursuant to Rule 13d-3 under the Exchange Act, Side Fund may be deemed to beneficially own 12,118 shares of Common Stock, which is subject to issuance upon conversion of the Series B Preferred Stock acquired. The 12,118 shares of Common Stock issuable upon conversion of the Series B Preferred Stock would, as of September 28, 2007, constitute less than 0.1% of the Common Stock outstanding upon such conversion.
          As the sole general partner of Elevation, Elevation GP has the power to direct the voting of and disposition of any shares of Common Stock beneficially owned by Elevation. As a result, Elevation GP may be deemed to beneficially own any shares of Common Stock beneficially owned by Elevation. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Elevation GP is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of Elevation GP’s pecuniary interest.
          As the sole general partner of Elevation GP, Elevation LLC has the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by Elevation GP. As a result, Elevation LLC may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by Elevation GP. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Elevation LLC is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of Elevation LLC’s pecuniary interest.
          As the sole managing member of Side Fund, Elevation Management has the power to direct the voting of and disposition of any shares of Common Stock beneficially owned by Side Fund. As a result, Elevation Management may be deemed to beneficially own any shares of Common Stock beneficially owned by Side Fund. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Elevation Management is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of Elevation Management’s pecuniary interest.
          As managers of each of Elevation LLC and Elevation Management, the Managers may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by Elevation LLC or Side Fund. Each of the Managers disclaims such beneficial ownership of such shares. Except for 10,467 shares of Common Stock that are beneficially owned by Mr. McNamee through a trust, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any such Manager is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of each Manager’s pecuniary interest.
          (c) Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.
          (d) No one other than the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.
          (e) Not applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          Except as set forth in Item 4 hereof, which is incorporated herein by reference, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
1.	Joint Filing Agreement among the Reporting Persons (filed herewith).

2.	Power of Attorney (filed herewith).

3.	Preferred Stock Purchase Agreement and Agreement and Plan of Merger, dated as of June 1, 2007, by and between Elevation Partners, L.P., Palm, Inc. and Passport Merger Corporation (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Palm, Inc. on June 5, 2007).

4.	Certificate of Designation of Series B Convertible Participating Preferred Stock of Palm, Inc., dated October 24, 2007 (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Palm, Inc. on October 30, 2007).

5.	Stockholders Agreement, dated October 24, 2007, by and among Palm, Inc., Elevation Partners, L.P. and Elevation Employee Side Fund, LLC (incorporated by reference to Exhibit10.2 of the Current Report on Form 8-K filed by Palm, Inc. on October 30, 2007).

6.	Registration Rights Agreement, dated October 24, 2007, between Palm, Inc., Elevation Partners, L.P. and Elevation Employee Side Fund, LLC (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Palm, Inc. on October30, 2007).

Signatures
          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: November 2, 2007

ELEVATION PARTNERS, L.P.

By:	Elevation Associates, L.P., as General Partner

By:	Elevation Associates, LLC, as General Partner

By:	*

Name: Fred Anderson Title: Manager

ELEVATION ASSOCIATES, L.P.

By:	Elevation Associates, LLC, as General Partner

By:	*

Name: Fred Anderson Title: Manager

ELEVATION ASSOCIATES, LLC

By:	*

Name: Fred Anderson Title: Manager

ELEVATION EMPLOYEE SIDE FUND, LLC

By:	Elevation Management, LLC, as Managing Member

By:	*

Name: Fred Anderson Title: Manager

ELEVATION MANAGEMENT, LLC
By:	*
	Name:	Fred Anderson
	Title:	Manager

*

Fred Anderson

*

Marc Bodnick

*

Paul Hewson

*

Roger McNamee

*

Bret Pearlman

* /s/ Tracy Hogan

Attorney-in-fact for Reporting Persons pursuant to Power of Attorney

JOINT FILING AGREEMENT
November 2, 2007
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned (each a “Reporting Person”) hereby agrees to the joint filing on behalf of each of the Reporting Persons of a Schedule 13D (including any and all amendments thereto) with respect to the shares of Series B convertible preferred stock, par value $0.001 per share, of Palm, Inc., a Delaware corporation, and that this Joint Filing Agreement may be included as an Exhibit to such joint filing.
     Each of the Reporting Persons agrees that each party hereto is responsible for the timely filing of such Schedule 13D (including any and all amendments thereto) and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness and accuracy of the information concerning any other party, unless such party actually knows that such information is incorrect.
     This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.
[Rest of page intentionally left blank]

     IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

ELEVATION PARTNERS, L.P.

By:	Elevation Associates, L.P., as General Partner

By:	Elevation Associates, LLC, as General Partner

By:	* Name: Fred Anderson
Title: Manager

ELEVATION ASSOCIATES, L.P.

By:	Elevation Associates, LLC,
as General Partner

By:	* Name: Fred Anderson
Title: Manager

ELEVATION ASSOCIATES, LLC

By:	* Name: Fred Anderson
Title: Manager

ELEVATION EMPLOYEE SIDE FUND, LLC

By:	Elevation Management, LLC, as Managing Member

By:	*
Name: Fred Anderson Title: Manager

ELEVATION MANAGEMENT, LLC
By:	*
	Name:	Fred Anderson
	Title:	Manager

By: *

Fred Anderson

By: *

Marc Bodnick

By: *

Paul Hewson

By:*

Roger McNamee

By: *

Bret Pearlman

*/s/ Tracy Hogan

Attorney-in-fact for Reporting Persons pursuant to Power of Attorney

POWER OF ATTORNEY
November 2, 2007
          Know all men by these presents that each of the undersigned does hereby make, constitute and appoint Tracy Hogan and each individual named on the signature page hereto other than such undersigned, or any of them, as a true and lawful attorney-in-fact of such undersigned with full powers of substitution and revocation, for and in the name, place and stead of such undersigned (both in such undersigned’s individual capacity and as a director, officer, member, partner or other authorized person of any corporation, limited liability company, partnership or other entity for which such undersigned is otherwise authorized to sign), to execute and deliver such forms, agreements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to any investments of Elevation Partners, L.P., Elevation Associates, L.P., Elevation Associates, LLC, Elevation Employee Side Fund, LLC, Elevation Management, LLC or such undersigned (including, without limitation, any amendments or supplements to any reports, forms or schedules previously filed by such persons or entities): (i) pursuant to Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, any Schedule 13D (including but not limited to any joint filing agreement with respect thereto), Schedule 13G, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including, without limitation, the Form ID.
[Remainder of Page Intentionally Left Blank.]

          IN WITNESS WHEREOF, the undersigned hereby execute this Power of Attorney as of the date first written above.

/s/ Fred Anderson
Fred Anderson

/s/ Marc Bodnick
Marc Bodnick

/s/ Paul Hewson
Paul Hewson

/s/ Roger McNamee
Roger McNamee

/s/ Bret Pearlman
Bret Pearlman

[Power of Attorney]